FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Notice of Other Relevant Information dated December 10, 2020

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), pursuant to the provisions of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby announces the following:

OTHER RELEVANT INFORMATION

In accordance with the informative document relating to the Bank’s capital increase against reserves that was published as other relevant information on 12 November 2020 (reference number 5702), the National Securities Market Commission (Comisión Nacional del Mercado de Valores) has positively assessed the admission to listing of the 722,526,720 new ordinary shares of Banco Santander issued in said capital increase, and the Stock Exchanges of Madrid, Barcelona, Valencia and Bilbao have authorized the admission to listing of such shares. Ordinary trading of the new shares shall commence tomorrow, December 11. Authorization for the admission to listing of the new shares in the other Stock Exchanges where Banco Santander shares are traded has also been requested.

After the capital increase, the share capital of Banco Santander amounts to 8,670,320,651 Euro, represented by 17,340,641,302 shares, with a nominal value of 0.50 Euro each.

Boadilla del Monte (Madrid), December 10, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 10, 2020	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer